UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

UPDATED INFORMATION REGARDING ST.GEORGE BANK LIMITED

In May 2008, Westpac Banking Corporation (“Westpac”) and St.George Bank Limited (“St.George”) jointly announced a proposed merger. St.George recently filed its Annual Report for the financial year ended September 30, 2008 (the “2008 St.George Annual Report”) with the Australian Securities Exchange. In the 2008 St.George Annual Report, St.George reported it had, as of September 30, 2008, total assets of A$147.4 billion and total liabilities of A$140.4 billion and had a net profit after tax and preference dividends of A$1,174 million for the year ended September 30, 2008.

The following is a description of the principal businesses of St.George based on information contained in the 2008 St.George Annual Report and the financial results of such businesses for the year ended September 30, 2008 and the Directors’ Report as set forth in the 2008 St.George Annual Report.   We were not involved in the preparation of such information and the information has not been subject to verification by us or our directors.  As such, we cannot verify or offer you any assurance as to the accuracy, completeness or truth of the information or whether St.George has failed to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of the information.

Retail Bank (“RB”)

RB manages retail branches, call centers, electronic channels and agency networks.  The division is responsible for the provision of residential and consumer lending, personal financial services including transaction services, call and term deposits, small business banking and financial planning.

RB is the largest of St.George’s businesses by assets, revenues and profits.  RB represented 44.2% of St.George’s total assets at September 30, 2008 and 46.6% and 44.1% of revenues and profit before tax for the year ended September 30, 2008, respectively.

RB’s contribution to profit before income tax expense increased by 7.0% to A$821 million for the year ended September 30, 2008 from A$767 million for the year ended September 30, 2007.  The increase was a result of higher net interest income and cost containment, partly offset by a loss in the mortgage insurance investment portfolio and higher funding costs.  RB’s net interest income increased by A$73 million, or 6.3%, to A$1,225 million for the year ended September 30, 2008 from A$1,152 million for the year ended September 30, 2007, reflecting strong growth in retail deposits despite increased costs of attracting longer term deposits.  Non-interest income decreased by A$50 million, or 9.9%, to A$455 million for the year ended September 30, 2008 from A$505 million for the year ended September 30, 2007, due primarily to a loss incurred in St.George’s mortgage insurance business investment portfolio.  Total operating expenses decreased by 4.5% to A$716 million for the year ended September 30, 2008 from A$750 million for the year ended September 30, 2007.  The decrease was a result of cost management initiatives.  RB’s loan impairment expense increased from A$140 million to A$143 million during the same period.

Institutional and Business Banking (“IBB”)

IBB services the financial needs of corporations, institutions and government customers including services and advice in the areas of liquidity management, treasury market activities, corporate and business relationship banking, international and trade finance facilities, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing.

IBB is the second largest of St.George’s businesses by assets, revenues and profits. IBB represented 40.2% of St.George’s total assets at September 30, 2008 and 27.9% and 33.1% of revenues and profit before tax for the year ended September 30, 2008, respectively.

IBB’s contribution to profit before income tax expense increased by 26.7% to A$616 million for the year ended September 30, 2008 from A$486 million for the year ended September 30, 2007.  The increase was a result of the combined impact of higher net interest and non-interest income and cost containment.  IBB’s net interest income increased by A$164 million, or 26.5%, to A$783 million for the year ended September 30, 2008 from A$619 million for the year ended September 30, 2007, reflecting strong growth in commercial loans and business deposits.  Non-interest income increased by A$57 million, or 34.3%, to A$223 million for the year ended September 30, 2008 from A$166 million for the year ended September 30, 2007, reflecting increased fee income associated with strong lending and business deposit growth, together with an increased contribution from treasury trading activities.  Total operating expenses increased by 7.0% to A$292 million for the year ended September 30, 2008 from A$273 million for the year ended September 30, 2007.  The increase was due to investment in a number of relationship managers and interstate expansion.  IBB’s loan impairment expense increased to A$98 million from A$26 million for the same period.

Wealth Management (“WM”)

WM is responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.  This division includes St.George’s funds management subsidiaries, ASGARD Wealth Solutions Limited and Advance Asset Management Limited.

WM represented 3.1% of St.George’s total assets at September 30, 2008 and 11.7% and 10.4% of revenues and profit before tax for the year ended September 30, 2008, respectively.

WM’s contribution to profit before income tax expense decreased by 7.6% to A$194 million for the year ended September 30, 2008 from A$210 million for the year ended September 30, 2007.  WM’s net interest income was $94 million for the year ended September 30, 2008 unchanged from the year ended September 30, 2007 and was impacted by the extremely negative and volatile equity markets that led to a decline in margin lending and managed funds balances.  Non-interest income increased by A$14 million, or 4.5%, to A$326 million for the year ended September 30, 2008 from A$312 million for the year ended September 30, 2007, impacted primarily by the significant decline in equity markets and its resulting impact on reduced managed funds balances and fee income.  Total operating expenses increased by 2.6% to A$200 million for the year ended September 30, 2008 from A$195 million for the year ended September 30, 2007.  Total operating expenses increased primarily due to inflation, but were partially offset by the benefit of cost management initiatives.  WM’s loan impairment charge increased to A$27 million from A$1 million for the same period.

BankSA (“BSA”)

BSA provides retail banking, private banking and business banking products including agribusiness through operations based in South Australia and the Northern Territory.

BSA represented 11.0% of St.George’s total assets at September 30, 2008 and 13.1% and 14.6% of revenues and profit before tax for the year ended September 30, 2008, respectively.

BSA’s contribution to profit before income tax expense increased by 12.9% to A$272 million for the year ended September 30, 2008 from A$241 million for the year ended September 30, 2007.  BSA’s net interest income increased by A$43 million, or 13.1%, to A$371 million for the year ended September 30, 2008 from A$328 million for the year ended September 30, 2007, reflecting strong growth in its commercial loan portfolios and retail deposit balances.  Non-interest income increased by A$6 million, or 6.3%, to A$102 million for the year ended September 30, 2008 from A$96 million for the year ended September 30, 2007, primarily as a result of higher profit on sale of properties and shares.  Total operating expenses increased by 3.5% to A$178 million for the year ended September 30, 2008 from A$172 million for the year ended September 30, 2007.  Total operating expenses increased primarily due to inflation, but were partially offset by the benefit of cost management initiatives.  BSA’s loan impairment expense increased from A$11 million to A$23 million during the same period.

St.George Financial Information

The audited consolidated financial statements of St.George for the financial years ended 30 September 2008 and 2007, together with the related Independent Audit Report, as set forth on pages [41-121] of the 2008 St.George Annual Report attached hereto as exhibit 1, are incorporated herein by reference.

INDEPENDENT AUDITORS

The audited consolidated financial statements of St.George including the notes to those financial statements, as of September 30, 2007 and 2008, and for each of the years then ended, included in this report have been audited by KPMG, independent accountants, as stated in their report appearing in the 2008 St.George Annual Report included in this report.

                KPMG may be able to assert a limitation of liability with respect to claims arising out of its audit reports to the extent it is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia (the “Professional Standards Act”) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the “NSW Accountants Scheme”) or, in relation to matters occurring prior to October 7, 2007, the predecessor scheme.  The Professional Standards Act and the NSW Accountants Scheme may limit the liability of KPMG for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services in relation to St.George, including, without limitation, its audits of the financial statements of St.George, to the lesser of ten times the reasonable charge for the service by KPMG that gave rise to the claim and a maximum liability for audit work of A$75 million or, in relation to matters occurring prior to October 7, 2007, A$20 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

Exhibit No.	Description

1	Annual Report of St.George Bank Limited and its Controlled Entities for the year ended 30 September 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 11, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer